# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ZeroStack Corp., CIK 0001790169
CUSIP: 98956L101
Title of class of securities: Common Shares, No Par Value
Address of issuer's principal executive offices: 2626 Cole Avenue, Suite 300, Dallas, Texas (TX), 75204
Date of event which requires filing of this statement: 08/19/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002153659

## Reporting persons
- BLOCKCAT PTE. LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 1,750,000; shared voting power 0; sole dispositive power 1,750,000; shared dispositive power 0; aggregate amount beneficially owned 1,750,000 (8.3% of the class)
  Comment: The percentages reported herein are calculated based on 20,989,828 outstanding common shares of the Issuer as of August 19, 2026.

## Item 1. Issuer
Name of issuer: ZeroStack Corp.
Address of issuer's principal executive offices: 2626 Cole Avenue, Suite 300, Dallas, TX 75204

## Item 2. Person Filing
Name of person filing: BLOCKCAT PTE. LTD.
Address of principal business office or, if none, residence:
165B Telok Ayer Street
Singapore 068617
Citizenship: Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,750,000
Percent of class: 8.3%
Sole power to vote or to direct the vote: 1,750,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,750,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BLOCKCAT PTE. LTD.: /s/ Kim Baekseung, Director (09/04/2026)